Exhibit 99.1
Notice of Postal Ballot

INFOSYS LIMITED
Electronics City, Hosur Road
Bangalore 560 100, India
Tel. : 91 80 2852 0261
Fax : 91 80 2852 0362
www.infosys.com

Notice pursuant to Section 192A of the Companies Act, 1956 read with Companies (passing of the resolution by postal ballot) Rules, 2011

To the members of Infosys Limited,

Notice is hereby given that, pursuant to Section 192A of the Companies Act, 1956, read with Companies (passing of the resolution by postal ballot) Rules, 2011, the following resolutions are proposed to be passed by a postal ballot (“Postal Ballot”) :
  Resolution revoking the resolution passed by the shareholders at the Annual General Meeting held on June 12, 2004;
  Resolution to approve and implement a Restricted Stock Unit Plan 2011 (2011 RSU Plan) and to grant restricted stock units (“RSUs”) there under to ‘Eligible Employees’ of the Company;
  Resolution for granting RSUs to Eligible Employees of subsidiaries of the Company.
The Explanatory Statement pursuant to Section 173(2) of the Companies Act, 1956, setting out the material facts concerning all the items of business and the reasons there for is appended hereto. A postal ballot form (“Postal Ballot Form”) is also enclosed.

The Board of Directors has appointed Parameshwar G. Hegde, a Practicing Company Secretary as the Scrutinizer (“Scrutinizer”) for conducting the postal ballot voting process.

The members are requested to read the instructions printed in the Postal Ballot Form carefully and return the duly completed Postal Ballot Form in the attached self-addressed, postage pre-paid envelope (if posted in India), so as to reach the Scrutinizer, not later than the close of working hours on Tuesday, October 11, 2011. The postage will be borne and paid for by the Company.

The Scrutinizer will submit his report to the Chairman of the Company or in his absence to any other Director authorized by him, upon completion of scrutiny of the Postal Ballot Forms. The results of the Postal Ballot will be announced on or before October 18, 2011, and will be displayed at the Company’s Registered Office. The results of the Postal Ballot will also be posted on the Company’s website www.infosys.com, besides communicating to the stock exchanges on which the shares of the Company are listed.

Item no. 1

To consider, and if thought fit, to pass, with or without modification(s), the following resolution as an Ordinary Resolution :

“RESOLVED that the following resolution passed by the members of the Company at the Annual General Meeting held on June 12, 2004, having not been given effect to, be and is hereby revoked / rescinded”.

Resolution passed at the AGM held on June 12, 2004:

RESOLVED THAT, consent of the Company be and it is hereby accorded to the Trustees of the Infosys Technologies Limited Employees Welfare Trust (the Trust) to form a new trust for the benefit and welfare of the employees and to transfer or in any other manner convey to such newly created trust, the equity shares which have been returned to the Trust or are remaining unutilized with the Trust, pursuant to the Company’s 1994 Employee Stock Offer Plan or to convey the proceeds from any sale of such equity shares to create the corpus for the trust so established.

‘RESOLVED FURTHER that, the Trustees of the Trust be and are hereby authorized to determine all other terms and conditions of the formation and operation of the new charitable trust.’

Item no. 2

To consider, and if thought fit, to pass, with or without modification(s), the following resolution(s) as a Special Resolution :

“RESOLVED THAT pursuant to the applicable provisions of the Companies Act, 1956, the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 (“SEBI Guidelines”) for the time being in force and as may be modified from time to time, and other rules, regulations and guidelines of any / various statutory / regulatory authority(ies) that are or may become applicable (collectively referred herein as the “Applicable Laws”) and subject to any approvals, permissions and sanctions of any / various authority(ies) as may be required and subject to such conditions and modifications as may be prescribed or imposed while granting such approvals, permissions and sanctions which may be agreed to by the Board of Directors of the Company (hereinafter referred to as the “Board”, which term shall include any committee(s) constituted / to be constituted by the Board to exercise its powers including the powers conferred by this resolution) the approval of shareholders be and is hereby accorded to the Board to introduce, offer, issue and allot Restricted Stock Units under the new 2011 RSU Plan, the salient features of which are furnished in the Explanatory Statement to this Notice and to grant RSUs, to such person(s) who are in the permanent employment of the Company, whether working in India or out of India, and to the Directors of the Company, whether whole-time or not, and to such other persons as may from time to time be allowed to be eligible for the benefits of the RSUs under applicable laws and regulations prevailing from time to time (all such persons are hereinafter collectively referred to as ”Eligible Employees”), except those who are promoters or belong to the promoter group, at such price or prices, in one or more tranches and on such terms and conditions, as may be fixed or determined by the Board in accordance with the 2011 RSU Plan;

RESOLVED FURTHER THAT the maximum number of Restricted Stock Units granted to Eligible Employees under the 2011 RSU Plan shall not exceed 28,33,600 RSU, equivalent to 28,33,600 equity shares (as adjusted for any changes in capital structure) at a price decided by the Board from time to time;

RESOLVED FURTHER THAT the Board be and is hereby authorized on behalf of the Company, to make and carry out any modifications, changes, variations, alterations or revisions in the terms and conditions of 2011 RSU Plan or to the terms of the RSUs granted and / or vested but not exercised, including modifications or changes to the quantum and price of such RSUs, from time to time, which are not detrimental to the interests of the Employees and the Company and are in accordance with applicable laws and regulations prevailing from time to time, as it may deem fit, necessary or desirable, without requiring the Board to secure any further consent(s) or approval(s) of the Members of the Company to the end and intent that they shall be deemed to have given their approval thereto expressly by the authority of this Resolution;

RESOLVED FURTHER THAT for the purpose of bringing into effect and implementing the 2011 RSU Plan and generally for giving effect to this resolution, the Board be and is hereby authorized, on behalf of the Company, to do all such acts, deeds, matters and things as it may in its absolute discretion deem fit, necessary or desirable for such purpose and with power to settle any issues, questions, difficulties or doubts that may arise in this regard;

RESOLVED FURTHER THAT the Board be and is hereby authorized to delegate all or any powers conferred herein, to any committee of directors, with power to further delegate to any executives / officers of the Company to do all such acts, deeds, matters and things as also to execute such documents, writings,  etc., as may be necessary in this regard.”

Item no. 3

To consider, and if thought fit, to pass, with or without modification(s), the following resolution(s) as a Special Resolution :

“RESOLVED THAT pursuant to the applicable provisions of the Companies Act, 1956, the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, for the time being in force and as may be modified from time to time, and other rules, regulations and guidelines of any / various statutory / regulatory authority(ies) that are or may become applicable and subject to any approvals, permissions and sanctions of any / various authority(ies) as may be required and subject to such conditions and modifications as may be prescribed or imposed while granting such approvals, permissions and sanctions which may be agreed to by the Board of Directors of the Company (hereinafter referred to as ‘the Board’, which term shall include any Committee(s) constituted / to be constituted by the Board to exercise its powers including the powers conferred by this resolution) the approval of shareholders be and is hereby accorded to the Board to extend the benefit of 2011 RSU Plan proposed in the resolution under Item no. 2 in this Notice to, such person(s) who are in the permanent employment of the subsidiary companies (whether now or hereafter existing, in India or overseas, as may be from time to time be allowed under the prevailing laws, rules and regulations, and / or any amendments thereto from time to time) (the “Subsidiary Companies”) whether working in India or out of India, and to the directors of the Subsidiary Companies, whether whole-time or not and to such other persons as may from time to time be allowed to enjoy the benefits of the RSUs under applicable laws and regulations prevailing from time to time (hereinafter collectively referred to as ‘Subsidiary Companies Employees’), except those who are promoters or belong to the promoter group, at such price or prices, in one or more tranches and on such terms and conditions, as may be fixed or determined by the Board in accordance with the 2011 RSU Plan;

RESOLVED FURTHER THAT for the purpose of giving effect to this resolution, the Board be and is hereby authorized, on behalf of the Company, to do all such acts, deeds, matters and things as it may in its absolute discretion deem fit, necessary or desirable for such purpose and with the power to settle any issues, questions, difficulties or doubts that may arise in this regard.

Registered Office : Electronics City Hosur Road Bangalore 560 100	by order of the Board of Directors for Infosys Limited
Bangalore August 30, 2011	Parvatheesam K. Company Secretary

NOTES :

1.	Explanatory statement and reasons for the proposed special business, pursuant to Section 173(2) read with Section 192A of the Companies Act, 1956, are annexed herewith.
2.	The Board of Directors vide its resolution dated August 30, 2011, has appointed Parameshwar G. Hegde, Practicing Company Secretary, as the Scrutinizer to receive and scrutinize the completed ballot papers received from the members.
3.	You are requested to carefully read the instructions printed in the postal ballot form and return the form duly completed with the assent (for) or dissent (against), in the enclosed pre-paid envelope, so as to reach the Scrutinizer, before the closing of working hours on October 11, 2011, to be eligible for being considered, failing which, it will be strictly treated as if no reply has been received from the member.
4.	Envelops containing Postal Ballot Form if deposited in person or sent by courier at the expense of the members will also be accepted.
5.	The Scrutinizer will submit the report to the Chairman after completion of the scrutiny and the results of the postal ballot will be announced on or before October 18, 2011, at the Registered Office of the Company. The results of the postal ballot will be posted on the Company’s website at www.infosys.com for information of members, besides being communicated to the stock exchanges on which the shares of the Company are listed. The date of declaration of the postal ballot results will be taken as the date of passing the Resolutions.
6.	The Scrutinizer’s decision on the validity of the Postal Ballot shall be final.
7.	All documents referred to in the accompanying Notice and the Explanatory Statement is open for inspection at the Registered Office of the Company during the office hours on all working days between 11.00 am and 1.00 pm up to the date of declaration of postal ballot results.
8.	The Notice is being sent to all members whose names appear in the Register of Members / Beneficiary Position maintained by the Depositories as on August 26, 2011. Voting rights shall be reckoned on the paid up value of the shares registered in the names of the shareholders as on August 26, 2011.

EXPLANATORY STATEMENT

Pursuant to section 173(2) and 192A of the Companies Act, 1956 and the SEBI (Employee Stock Option Scheme and Employees Stock Purchase Scheme) Guidelines, 1999

1.	Item no. 1

The Company had established the Infosys Limited Employees Welfare Trust (the “Trust”) for the purpose of welfare of the employees of the Company. In pursuance of this objective, the Company had originally issued 7,50,000 warrants / shares by creating a stock option plan viz., the 1994 Employees Stock Option Plan. The Trust administered the 1994 Employees Stock Option Plan, and it expired in September 2004 and thereafter the Company has not issued any shares under the 1994 Employees Stock Option Plan.

Though the 1994 Employees Stock Option Plan has ended, the Trust continues to hold the balance unutilized shares and the shares that were forfeited under the 1994 Employees Stock Option Plan. The shares issued to the Trust were irrevocable grants and they are required to be used only for the benefit of the employees. Since 1994 Stock Option plan had expired, for the purpose of utilizing the balance shares for the benefit of the employees, it was subsequently, proposed that the Trust establish a new trust to undertake all future welfare activities for the benefit of the employees and accordingly a resolution was passed by the members in the Annual General Meeting held on June 12, 2004 to form a new trust. However due to administrative difficulties the resolution was not given effect to and no new trust was formed.

In view of a new 2011 RSU Plan (as detailed below) being proposed now to utilize the balance shares in possession of the Trust the resolution of the shareholders dated June 12, 2004 is required to be rescinded and accordingly the resolution under Item no. 1 is proposed to seek the revocation of the said earlier resolution.

Your Directors recommend the resolution set out in Item no. 1 for your approval. None of the Directors of the Company is concerned or interested in the resolution.

2.	Item nos. 2 and 3

The 1994 Employee Stock Option Plan was terminated in September 2004. Post September 2004, the Trust has not issued any shares to employees. The Trust currently has in its possession 28,33,600 equity shares. The Board of Directors of the Company and the Trustees of the Trust are now desirous of distributing these unutilized equity shares as ‘Restricted Stock Units (RSU)’ to be granted to the eligible employees with a view to reward and retain best talent and to promote increased participation by them in the growth of the Company, The RSUs are proposed to be issued under a new Restricted Stock Unit Plan 2011 (2011  RSU Plan).

Members may note that implementing the 2011 RSU Plan will not result in dilution of the equity capital of the Company, since the implementation of the Plan does not result in any further allotment of equity shares by the Company.

The salient features of the scheme 2011 RSU Plan drawn in accordance with the SEBI Guidelines are set out below :

2.1	Shares underlying the RSUs

The total number of underlying share to be used for the 2011 RSU Plan purpose is 28,33,600 (as adjusted for any changes in the capital structure). These shares are already issued and in possession of Infosys Limited Employees Welfare Trust.

2.2	Exercise Price of the RSU

The price payable by the Eligible Employee for exercising the Restricted Stock Unit granted under the plan may be decided by the Administrator from time to time.

2.3	Maximum number of RSUs to be issued per eligible employee and in aggregate

The maximum number of RSUs to be granted per eligible employee shall be decided by the Compensation Committee of the Board. However, the total number of RSUs that shall be granted under the Plan shall not exceed 28,33,600 equity shares.

2.4	Identification of classes of employees entitled to participate in the 2011 RSU Plan

In terms of the 2011 RSU Plan, the term ‘Employee’ is defined to mean :

i.	Permanent employees of the Company, whether working in India or out of India;
ii.	Directors of the Company, whether a whole-time director or not;
iii.	Employee as defined in sub clauses (i) and (ii) above, of a subsidiary of the Company, in India or outside India.

2.5	Employees not eligible for grant of RSUs

i	an Employee who is a Promoter or belongs to the Promoter Group;
ii.	an Employee holding 2% or more of the paid up share capital of the Company’s equity shares;
iii.	any Director who either by himself or through his relatives or a body corporate directly or indirectly holds more than 10% of the outstanding equity shares of the Company; and
iv.	except with the prior approval of the Reserve Bank of India, Employees who are citizens of Bangladesh, Pakistan or Sri Lanka.

2.6	Requirements of vesting, period of vesting and maximum period within which RSUs shall vest

Vesting of the RSUs will commence after a period of 12 months from the date of grant, subject to meeting or fulfilling the performance conditions as decided by the Board from time to time.

2.7	Exercise period and the process of exercise

i
Eligible Employees who hold an outstanding RSU (“RSU Holder”) should exercise the RSUs vested in them within a period of 7 days from the date of vesting unless such exercise period is extended as per the Plan. However, in exceptional cases at the discretion of the Administrator, the Exercise Period shall be later of (i) the 15th day of the third month after the end of the Company’s fiscal year in which vesting occurs, or (ii) March 15 following the calendar year in which vesting occurs or such other period as the local laws mandate.

ii	It is clarified that where the RSUs are vested in a phased manner, the ‘vesting date’ referred to hereinabove, would be with reference to the actual vesting of RSUs at each phase / tranche of vesting.
iii
In case the employee voluntarily terminates the employment or the employment gets terminated due to any cause, other than misconduct, any RSU outstanding (i.e. vested and eligible for exercise but not exercised) may be exercised but within a period of 7 days from the date of termination of employment failing which the same, along with the other RSUs, if any, vested in such employee, shall lapse.

iv
The Employees will be able to exercise the RSUs through a written application to the Company requesting for the exercise, in such manner, and on execution of such documents, as may be prescribed by the Administrator from time to time. The RSUs will lapse if not exercised within the specified exercise period.

2.8	Appraisal process for determining the eligibility of Employees to 2011 RSU Plan

The appraisal process for determining the eligibility of the Employee will be specified by the Board and will be based on criteria such as the seniority of the Employee, length of service, performance record, merit of the Employee, and / or such other criteria as may be determined by the Board at its sole discretion.

2.9	Disclosure and Accounting Policies

The Company shall conform to the applicable provisions of the SEBI Guidelines, including the disclosure and accounting policies as specified in Schedule IV and Schedule I to the said SEBI ESOP Guidelines and / or such other guidelines as may be applicable, from time to time.

2.10	Method of valuation of RSUs

The Company intends to use the intrinsic value method to calculate the employees’ compensation cost in respect of the RSUs allotted by the Company to the Employees. The difference between the employee compensation cost so computed and the employee compensation cost that would have been recognized had the ‘fair value’ of the RSUs been used, shall be disclosed in the Directors’ Report along with the impact, if any, of this difference on profits and on the EPS of the Company.

2.11	Taxes and levies

The Company and / or the Trust shall be entitled to charge / recover from Employees, all taxes, duties and levies (including fringe benefit tax and other taxes) that may become payable by it pursuant to RSUs vested in / or exercised by Employees under the Plan.

The employee shall also bear and be responsible for all taxes such as income tax, social security, national insurance (NI) or whatsoever name it may be called. The employer portion of social security or NI or any other taxes that employer may be liable to pay or contribute as a result of award of RSU shall also be recovered from the employee unless prohibited by the law.

2.12	Exclusion of Employees belonging to the Promoter Group

Under the prevailing regulations, an Employee who is a promoter or belongs to the promoter group (as defined under the SEBI  Guidelines) is not eligible to participate in the 2011 RSU Plan.

Pursuant to the provisions of the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 (herein referred to as ‘SEBI Guidelines’) the approval of Members by way of special resolution is required for granting any Stock Options / RSUs.

Further, in terms of SEBI (Employees Stock Option and Employee Stock Purchase Scheme), Guidelines 1999, separate resolutions need to be passed for granting Stock Options / RSUs to the Employees of the Company and its subsidiaries. Accordingly, approval of the shareholders is sought for the following two separate resolutions :
  Item no. 2 : Grant of Restricted Stock Units under the  Restricted Stock Unit Plan 2011 to ‘Eligible Employees’ of the Company;
  Item no. 3 : Grant of Restricted Stock Units under the Restricted Stock Units Plan 2011 to ‘Eligible Employees’ of the Subsidiary Companies.
A copy of the 2011 RSU Plan, the Infosys Limited Employees Welfare Trust Deed, the Resolution passed by the Shareholders at the 13th Annual General Meeting held on June 25, 1994 are available for inspection at the Registered Office of the Company.

Your Directors recommend the resolutions set out in Item no. 2 and 3 for your approval. Only those Directors of the Company who may be eligible and granted Stock Options / RSUs under the plan may be regarded as concerned or interested in the resolutions at Item nos. 2 and 3 to the extent of Stock Options / RSUs, which may be granted to them pursuant to the Plan.

Registered Office : Electronics City Hosur Road Bangalore 560 100	by order of the Board of Directors for Infosys Limited
Bangalore August 30, 2011	Parvatheesam K. Company Secretary